Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Annual Report on Form 40-F of Glass House Brands Inc. of our report dated March 31, 2023, relating to the consolidated financial statements of Glass House Brands Inc. We also consent to the reference to us under the heading “Experts” in Exhibit 99.3 of such Annual Report.

/s/ Macias Gini & O’Connell LLP

Los Angeles, California
April 3, 2023